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                                                                                       OMB APPROVAL
                                  UNITED STATES                                 ---------------------------
                       SECURITIES AND EXCHANGE COMMISSION                       OMB Number: 3235-0058
                             Washington, D.C. 20549                             Expires:     May 31, 1997
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                                   FORM 12b-25
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                           NOTIFICATION OF LATE FILING                               SEC FILE NUMBER
                                                                                         001-08045
(Check One):  [ ] Form 10-K  [ ] Form 20-F  [X] Form 11-K  [ ] Form 10-Q        ---------------------------
              [ ] Form N-SAR
                                                                                ---------------------------
                                                                                       CUSIP NUMBER
                                                                                        372447 10 2
                                                                                ---------------------------

              For Period Ended: December 31, 1997
                                -------------------------------
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                              ----------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant


     GenRad, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)


     7 Technology Park Drive
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City, State and Zip Code


     Westford, MA  01886
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |
        | (a)  The reasons described in reasonable detail in Part III of this
        |      form could not be eliminated without unreasonable effort or
        |      expense;
        |
        | (b)  The subject annual report, semi-annual report, transition report
        |      on Form 10-K, Form 20-F, 11-K or Form N-SAR, o or portion
   [ ]  |      thereof, will be filed on or before the fifteenth calendar day
        |      following the prescribed due date; or the subject quarterly
        |      report of transition report on Form 10-Q, or portion thereof will
        |      be filed on or before the fifth calendar day following the
        |      prescribed due date; and
        |
        | (c)  The accountant's statement or other exhibit required by Rule
        |      12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      See Attachment A.
                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Arthur R. Hofmann, Jr., Esq.         (617)               439-2000
      ----------------------------    -----------------   --------------------
                 (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                 [X] Yes  [ ] No

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(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                   [ ] Yes  [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                  GenRad, Inc.
         ---------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      December 16, 1998                 By
     -----------------------------------       --------------------------------
                                               Name:  Walter A. Shephard
                                               Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (s.232.201 or s.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (s.232.13(b) of this chapter).

                           Attachment A to Form 12b-25


Simultaneously with the filing of this Form 12b-25, GenRad, Inc. is filing with the Commission, on behalf of the GenRad Choice Investment Plan, an Annual Report on Form 11-K covering the Plan's fiscal year ended December 31, 1997.

Until October 1998, GenRad was not aware that the Plan had an obligation to file an Annual Report on Form 11-K, and therefore was not aware of a filing delinquency. GenRad believes that unreasonable time and expense would be incurred in order to cure all past filing delinquencies, and that the Annual Report on Form 11-K covering the Plan's fiscal year ending December 31, 1997 - the most recently completed full Plan year - provides sufficient disclosure under the circumstances. GenRad intends to file timely on behalf of the Plan all 11-K Reports relating to the Plan's fiscal years ending after December 31, 1997.